25 November 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 150,100 Reed Elsevier PLC ordinary shares at a price of 1092.2531p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 133,978,435 ordinary shares in treasury, and has 1,136,305,429 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 34,531,601 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 86,900 Reed Elsevier NV ordinary shares at a price of €19.2905 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 77,881,844 ordinary shares in treasury, and has 659,070,685 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 19,986,651 shares.